

Mail Stop 7010

November 9, 2005

via U.S. mail and Facsimile

Yuri Itkis
Chief Executive Officer
FortuNet, Inc.
2950 South Highland Drive, Suite C
Las Vegas, Nevada 89109

>   **Re: FortuNet, Inc.**
>   **Form S-1/A filed October 27, 2005**
>   **File No. 333-128391**

Dear Mr. Itkis:

     We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1/A filed October 27, 2005

General

1. You are reminded to provide us with all the OpenIPO auction process materials, including screen shots and the text of any communications the underwriter(s) propose to use in the electronic distribution, as well as a copy of the artwork to be used in the prospectus.

Prospectus Summary, page 1
The Offering, page 2
OpenIPO, page 2

2. As previously requested, please revise to provide a brief description of the OpenIPO procedures. We note your disclosure that the OpenIPO auction differs from methods traditionally used in underwritten public offerings and requires investors to act at various points in the process. Since you must provide a summary of key information about the offering where information in the prospectus is complex or lengthy, we believe that a brief summary of the information appearing on page 75 through 81 about the OpenIPO procedures would be helpful to investors, some of whom may be unfamiliar with this process. Note that summary disclosure is intended to be brief and should not contain and is not required to contain all of the information in the prospectus.

Risk Factors, page 5

3. Many of your risk factor headings merely state a fact without specifying the resulting risk. For example, we note the following headings:

   • We are dependent on our senior employees and other personnel.
   • We may need additional financing.
   • We may not be able to extend our facility lease.
   • Shares of our common stock are relatively illiquid.

   This is not intended to be an exhaustive list and you should review each risk factor heading and revise them as necessary to clearly specify the risk.

The closing of this offering is conditioned upon our receipt…, page 20

4. We note your response to prior comment 17 and the statement that the closing of this offering is contingent upon receiving "this investment". Please clarify the investment to which you are referring.

Internal Control Deficiencies, page 32

5. We note the two significant deficiencies disclosed. Please clarify whether management believes that the steps taken have cured both deficiencies or whether additional steps or actions are necessary to remediate both deficiencies. If additional actions are necessary, please describe the actions to be taken and state when management anticipates the remediation will be completed.

Results of Operations, page 33

6. We note your response to our comment 23. It is unclear to us how separately quantifying the impact on revenue from changes in the overall installed base of systems at customer locations "would be unreliable at best and misleading at worst to draw and provide any conclusions about the impact on revenue from changes in the overall installed base of systems." As we noted previously, you disclose that increases in your overall installed base increases revenues without substantially increasing costs. Therefore, a reader of your financial statements would expect your gross profit to be affected differently based on whether revenue changes were caused by changes in your customer base versus changes in the overall installed based of systems. Refer to Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

7. We note your expanded analysis for cost of revenue for the year ended December 31, 2004 to the year ended December 31, 2003 in response to our comment 24. Please revise your cost of revenue analysis for the nine months ended September 30, 2005 and September 30, 2004 and the year ended December 31, 2003 to December 31, 2002 in a similar manner to quantify the amounts related to each of the factors that are disclosed.

Research and Development, page 50 and Production Costs, page 37

8. We note your response to our comments 72 and 73 that your quarterly results of operations in the MD&A has been expanded to address our comments related to your accounting for new hardware for testing and development and software development as well as your purchase of manufacturing tools. However, your discussion does not address how you have accounted for these costs and the appropriateness of such accounting. Please revise your financial statements to provide an accounting policy for these costs. Specifically address the notion of alternative future uses for these purchased tools as contemplated in paragraph 11a of SFAS 2 with regard to your research and development costs.

Customer Support, page 51

9. Your response to our comment 75 is unclear to us. Paragraph 7b of FIN 45 states that a guarantee for which the underlying is related to the performance (regarding function, not price) of nonfinancial assets that are owned by the guaranteed party are not subject to the initial recognition and initial measurement provisions of this Interpretation but are subject to its disclosure requirements. Therefore, please provide the warranty disclosures required by paragraph 14 of FIN 45.

Expanding marketing efforts beyond Nevada, page 45

10. Revise this section to clarify, if true, that except for certain niche markets, jurisdictions outside of Nevada do not permit traditional casino games to be played via mobile gaming devices and that in order for you to market such products, jurisdictions outside of Nevada would have to pass similar laws and you would most likely be subject to similar regulatory licensing requirements in each jurisdiction.

11. We note you use the phrase "certain niche markets" throughout the prospectus. Please revise to clarify the meaning of that phrase.

Individual Licensing Requirements, page 54

12. Please revise this section to disclose that the licensing process for officers requires a simultaneous determination of suitability. In this regard, we note your response to prior comment 37.

Requirements for Beneficial Securities Holders, page 55

13. We note your response to prior comment 36. Please revise this section to clarify that an exemption from the licensing requirements does not have the effect of exempting a beneficial owner from a suitability determination. In this regard, we note the second paragraph of this section.

Management, page 61

14. We note your response to prior comment 41 and that you intend to name an additional director in the next amendment. Please include a consent of any additional person about to become a director as required by Rule 438 of Regulation C.

15. Revise this section to include the information that belongs in each of the blanks left in the director biographies.

16. Revise the biography for Mr. Arthur Schleifer, Jr. to clarify his business activities for the past five years.

Board of Directors, page 62

17. We note that the board will consist of six directors. Please revise this section to state how a vote will be determined in the event of a tie between the directors voting on taking corporate action.

Board of Directors, page 62
Committees, page 63
Audit Committee, page 63

18. We note the statement that "All of the members of the Audit Committee will be financially literate." Please revise to clarify what you mean by "financially literate". For example, do you mean that they will be audit committee financial experts within the meaning of Item 401(h)(2) of Regulation S-K?

Principal Stockholders, page 68

19. Footnotes 6 and 7 to the beneficial ownership table state that the calculations exclude any restricted shares to be issued to certain individuals upon completion of the offering. Please be advised that any shares that individuals have the right to receive within 60 days should be included in the amount of shares beneficially owned. Please revise accordingly. See Exchange Act Rule 13d-3(d)(1)(i).

Certain Relationships and Related Transactions, page 69

20. As previously requested, discuss the advisory services provided to you by Spiegel Partners LLC.

21. Please revise to explain the purpose of the monthly contingent fee.

22. It appears that pursuant to the Capital Markets Consulting Agreement the company entered into with Spiegel Partners, the company is required to pay expenses incurred by Spiegel during the agreement. Revise this section to disclose the amount of expenses paid by the company thus far.

Shares Eligible for Future Sale, page 73

23. We note your response to prior comment 50. Please note that in order for Rule 701 to be available for offers and sales of securities to consultants or advisors pursuant to a compensatory contract, the requirements of section (c)(1) of Rule 701 must be met. It appears that Spiegel Partners LLC has been and will continue to provide advisory services to FortuNet in connection with its IPO and other capital raising strategies. In this regard, we note Section 2. Scope of Services in the Capital Markets Consulting Agreement filed as exhibit 10.7 providing the Spiegel shall provide strategic advisory services including "(a) Review[ing] and discuss[ing]…its business plans, models and strategies related to its IPO; (b) Assist[ing] FortuNet in evaluating business development opportunities related to its IPO; (c) Assist[ing] FortuNet in evaluating financing alternatives, including a private placement of debt or equity securities, a public offering or a strategic transaction such as a merger, acquisition or joint ventures; and (d) Assist[ing]

FortuNet in its selection and engagement of a lead underwriter for the IPO, potential co-managers of the IPO and potential board members…."

Based upon the information cited above from the Capital Markets Consulting Agreement, it appears that the services provided by Spiegel Partners were provided in connection with the offer and sale of securities in a capital-raising transaction and Spiegel Partners is not a natural person. Therefore, it appears that Rule 701 is not available for offers and sales to Spiegel Partners. Please revise this section accordingly. Discuss the exemption, if any, that will be relied upon to issue the securities to Spiegel Partners.

Plan of Distribution, page 74

24. We note your response to prior comment 51, including your statements that the materials will not be materially different and that they are substantially the same as materials cleared by the staff in the past. If WR Hambrecht has made any changes to its online offering websites or procedures, please identify any changes that it has made. We note that you intend to provide us with all the OpenIPO® auction process materials, including screen shots and the text of any communications the underwriter(s) propose to use in the electronic distribution. Please understand that we will need adequate time to review these materials before acceleration of effectiveness may be requested and we may have additional comments upon review of those materials.

Reconfirmation of Bids, page 76

25. You indicate that in the event you seek reconfirmations, bidders will have a minimum of four hours to reconfirm their bids. Please revise to indicate whether this four-hour period begins to run at the time the request for reconfirmation is transmitted or at some other time. Please also indicate whether reconfirmation notices will include the date and time of the closing of the auction.

Closing of the Auction and Pricing, page 76

26. As previously requested, please clarify the circumstances under which the underwriter may cancel or reject a *valid* bid. In this regard, we note the statement on page 77 that the underwriter will not cancel or reject a valid bid after notices of acceptance have been sent. We also note the response to our prior comment 56 and the information on page 80 stating the circumstances in which the underwriter may reject *certain* bids.

Combined and Consolidated Balance Sheets, page F-3

27. We note your new disclosures on page 4 which indicates that you paid a $2.25 million dividend on November 7, 2005 to those persons who were your stockholders on September 30, 2005. As such, please provide a pro forma balance sheet reflecting the distribution accrual (but not giving effect to the offering proceeds) along side your September 30, 2005 balance sheet. In addition, please ensure that the pro forma per share data gives effect to the number of shares whose proceeds would be necessary to pay the dividend. Refer to SAB Topic 1B.3 for guidance. Note that for the purposes of the SAB, a dividend declared in the latest year would be deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds to the extent that the dividend exceeded earnings during the previous twelve months.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Tamara Brightwell, Staff Attorney, at (202) 551-3751 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Thomas J. Morgan, Esq.
        Scott D. DeWald, Esq.
        Quentin D. Vaughan, Esq.
        Lewis and Roca LLP
        40 North Central Avenue
        Phoenix, Arizona 85004-4429